March 10, 2026
By EDGAR, “CORRESP” Designation

Division of Corporation Finance
Office of Industrial Applications and Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Attn: Ms. Nudrat Salik and Ms. Jeanne Baker

Re: Coty Inc.
Form 10-K for the Fiscal Year Ended June 30, 2025
Form 10-Q for the Period Ended December 31, 2025
File No. 001-35964

Dear Ms. Salik and Ms. Baker:

On behalf of Coty Inc. (the “Company”, “we”, or “our”), this letter responds to your letter, dated February 26, 2026 (“Comment Letter”) regarding the above-referenced Form 10-K for the Fiscal Year Ended June 30, 2025 (“fiscal 2025”) filed on August 21, 2025 and Form 10-Q filed on February 5, 2026. Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type.

Form 10-Q for the Period Ended December 31, 2025
Critical Accounting Policies, page 60

1.You disclose, “there have been no material changes to the items disclosed as critical accounting policies and estimates,” including goodwill, since the disclosure in the Form 10-K. Please expand your disclosure to address the subsequent substantial decrease in market capitalization and the impact on your assessment of the likelihood of future material goodwill impairment charges. Tell us and disclose your consideration of ASC 350-20-35-30 and the need to perform a more recent impairment test.

Response:

The Company acknowledges the Staff’s comment. We will enhance our future disclosures to address our consideration of the Company’s market capitalization, including any declines in market capitalization, if applicable, in our goodwill impairment assessment.

We propose to include enhanced disclosure within the Critical Accounting Policies section of our
Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), beginning with our Form 10-Q for the Fiscal Quarter Ended March 31, 2026. The following is an illustration of the disclosure updates (underscored language indicates new disclosure) based on page 60 of our Form 10-Q filed on February 5, 2026.

Critical Accounting Policies

[…]

During the period since our May 1, 2025 annual impairment test through December 31, 2025, the Company experienced decreases in its market capitalization, as a result of declines in its stock price. While we consider historical share price trends and the relationship between our market capitalization and the aggregate fair value of our reporting units in assessing indicators of goodwill impairment, it is not the sole basis for goodwill impairment assessments.

In addition to evaluating the relationship between our market capitalization and estimated reporting unit fair values, we evaluate the totality of events and circumstances when monitoring our reporting units for triggering events or other signs of impairment. These factors include adverse changes in the economic environment, industry and market conditions, disruptions to our business, significant declines in the operating results of the Company’s reporting units, changes in forecasts or other key assumptions.

Based on the totality of the facts and circumstances evaluated, the Company concluded that it was not more likely than not that the fair value of any reporting unit was below its carrying amount as of December 31, 2025. However, if our market capitalization were to remain depressed, or if operating results or forecasts were to decline, we could be required to perform an interim quantitative impairment test, which could result in a material goodwill impairment charge.

As disclosed in our Form 10-K for the year ended June 30, 2025, we performed an annual quantitative goodwill impairment test as of May 1, 2025. As a result, we determined that the estimated fair value of our Prestige reporting unit exceeded its carrying value by approximately 55.4%, and the estimated fair value of our Consumer Beauty reporting unit exceeded its carrying value by approximately 28.9%. Accordingly, no goodwill impairment was recorded as of this annual testing date.

As part of our May 1, 2025 annual quantitative impairment test, we performed a market capitalization reconciliation using an enterprise premise where we compared the aggregate fair value of the Company’s reporting units derived from our valuation analyses to the Company’s market capitalization, adjusted for debt and debt-like items. Based on this comparison, we calculated an implied control premium of approximately 13% on enterprise value. We evaluated this implied control premium relative to control premiums observed in comparable transactions within the Company’s industry and determined that the premium was within a reasonable range of observed market data.

We conduct a detailed qualitative assessment each quarter, between our annual testing dates, and perform interim quantitative impairment tests when the totality of facts and circumstances indicate that it is more likely than not that the fair value is below carrying amount for any reporting unit.

In connection with our December 31, 2025 qualitative goodwill impairment assessment, we performed certain procedures, including a reconciliation of the Company’s estimated aggregate reporting unit fair values to its market capitalization. This updated analysis was used to reassess the estimated implied control premium reflected by the difference between our estimated enterprise value and our market capitalization, adjusted for debt and debt-like items as of December 31, 2025. Based on this assessment, we determined that the estimated implied control premium remained within a reasonable range compared to control premiums observed in comparable industry transactions, generally between 10% and 20%.

Accordingly, we concluded that the decline in market capitalization did not indicate that it was more likely than not that the fair value of any reporting unit was below its carrying amount.

In addition to the decline in our share price and market capitalization, we considered the following in our qualitative assessment for the quarter ended December 31, 2025:

•Macroeconomic conditions: We evaluated changes in capital and market conditions. We did not identify macroeconomic developments that would be expected to materially reduce projected cash flows of the reporting units relative to assumptions used in the May 1, 2025, annual impairment test. Our assessment indicated that changes in interest rates did not have a material impact on the estimated fair values of the reporting units.
•Industry and market considerations: We reviewed industry and market trends, including a continuing moderation in overall beauty category growth and increased promotional activity across beauty categories. However, we did not identify any significant adverse industry or market trends that would indicate a substantial change to our overall business fundamentals or cash flows compared to those assumed during the May 1, 2025 annual test.
•Cost factors: We considered, among other specific factors, the impact of tariffs on raw materials and finished good costs, and the impact of mitigating pricing actions, and noted no significant adverse changes to our projections. We did not experience material adverse changes in labor, raw material, freight, or other input costs that would significantly reduce forecasted margins or long-term profitability assumptions.
•Overall financial performance: Actual operating results for the quarters ended September 30, 2025, and December 31, 2025, were compared to the projections utilized in the May 1, 2025, quantitative impairment test. We did not identify material adverse declines that would indicate deterioration in the long-term cash flow assumptions underlying that analysis. We also evaluated developments related to our brand licenses, including terminations and expirations (such as the future expiration and non-renewal of our Gucci license). Management determined that the financial impacts of these developments were either not significant or already reflected in the projections used for our May 1, 2025 annual impairment test. Regarding the Gucci license, the impact of its expiration in fiscal year 2028 was conservatively reflected in the projections used for the May 1, 2025 annual impairment test.
•Company-specific events and strategic initiatives: During the quarter ended September 30, 2025, the Company announced the initiation of a strategic review focused on our mass color cosmetics business, which remained ongoing as of December 31, 2025. Based on information available as of the assessment date, this strategic review did not indicate changes to our reporting unit structure or otherwise suggest that the fair value of the related reporting unit may be below its carrying amount. In addition, effective January 1, 2026, the Company appointed an Interim Chief Executive Officer (“Interim CEO”). At the time of our interim assessment, no key decisions had been finalized, approved, or implemented regarding the ongoing strategic review or in connection with the appointment of the Interim CEO that would indicate changes to the Company’s operating strategy, financial projections, or key valuation inputs used in the May 1, 2025 quantitative impairment test. Accordingly, these developments were not considered indicators of impairment in connection with the Company’s interim assessment as of December 31, 2025.
•Other events affecting our reporting units: Based on our evaluation of relevant facts and circumstances, we did not identify any other events affecting any of our reporting units, including any significant changes in the composition or carrying amount of their net assets.

In accordance with ASC 350-20-35-3D, after assessment of the totality of events and circumstances as summarized above, including an evaluation of the share price decline experienced since the date of the May 1, 2025 annual test (which resulted in a significant cushion) through the end of the quarter ended December 31, 2025, we concluded that there was no impairment triggering event that would require us to perform a quantitative impairment test during the second quarter of fiscal 2026.

We will perform an interim qualitative assessment in connection with the preparation of our Form 10-Q for the fiscal quarter ended March 31, 2026, in accordance with ASC 350-20-35-30. If, based on this qualitative evaluation, it is determined that it is more likely than not that a reporting unit’s fair value is below its carrying value, the Company will perform a quantitative goodwill impairment test to compare fair value to the reporting unit’s carrying amount. To the extent applicable, an impairment charge will be recognized for any excess of the carrying amount over the reporting unit’s fair value, limited to the total amount of goodwill allocated to that reporting unit.

In future filings, we will follow the disclosure guidance outlined in the SEC Financial Reporting Manual (FRM) Section 9510 regarding goodwill impairment-related critical accounting estimates. If any reporting unit is determined to be at risk of impairment, the Company will provide the enhanced disclosures contemplated by this guidance, as applicable, including information regarding the amount of goodwill allocated to the reporting unit, the extent to which fair value exceeded carrying value in the most recent impairment test, the valuation methodologies and key assumptions used, the degree of uncertainty associated with those assumptions, and potential events or changes in circumstances that could negatively affect those assumptions. These disclosures will be included in MD&A, as appropriate, to ensure compliance with Item 303 of Regulation S-K and SEC Release No. 33-8350, and to provide investors with information necessary to assess the potential for a future goodwill impairment charge.

***

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above, please do not hesitate to call Ayesha Zafar at (212) 389-7060 or myself at +31-20-2999088.

Very truly yours,

/s/ Laurent Mercier

Laurent Mercier

Chief Financial Officer